Exhibit 99.2

The Very Good Food Company MANAGEMENT’S DISCUSSION AND ANALYSIS, as restated FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

TABLE OF CONTENTS

TABLE OF CONTENTS	1

FORWARD-LOOKING INFORMATION	2

BASIS OF PRESENTATION	3

Q1 2022 HIGHLIGHTS	4

OUR BUSINESS	4

CORPORATE OVERVIEW	5

COVID-19	8

FINANCIAL PERFORMANCE REVIEW	9

QUARTERLY RESULTS	13

NON-IFRS FINANCIAL MEASURES	14

LIQUIDITY AND CAPITAL RESOURCES	15

OFF-BALANCE SHEET AGREEMENTS	18

FINANCIAL RISK MANAGEMENT	18

RELATED PARTY TRANSACTIONS	21

CRITICAL ACCOUNTING ESTIMATES	21

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE	23

RISKS AND UNCERTAINITIES	23

BOARD APPROVAL	23

INTERNAL CONTROLS OVER FINANCIAL REPORTING	24

CONTROLS CERTIFICATION	24

The Very Good Food Company  |  Management’s Discussion and Analysis

FORWARD-LOOKING INFORMATION

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of operation of The Very Good Food Company Inc. (“VERY GOOD” or the “Company”), constitutes management’s review of the factors that affected the Company’s financial and operational performance for the three-month period ended March 31, 2022.

This MD&A contains “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of United States Private Securities Litigation Reform Act of 1995, including Section 21E of the Securities Exchange Act of 1934, as amended (collectively referred to as “forward-looking information”). Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. Any such forward-looking information may be identified by words such as “proposed”, “expects”, “intends”, “may”, “will”, and similar expressions.

This forward-looking information includes, but is not limited to, statements relating to: the Company’s ability to satisfy its existing and future cash obligations and to continue as a going concern; the Company’s plans to address the current liquidity issues, including a potential financing, and its intentions to re-focus its business strategy and growth plans; management’s belief that it will need to seek additional financing within the coming months in order to fulfil its outstanding obligations and fund ongoing operation; the Company’s ability to finance capital expenditures and fund its operations; the Company’s plans to lower throughput and headcount at some locations, manage inventory levels and implement initiatives, such as temporarily pausing non-critical capital expenditures and lowering selling, general and administrative spending, to manage both short and long-term liquidity and re-establish a path towards profitability; the Company’s intended transition from a focus on top line growth to balancing top line growth and profitability; future workforce reductions; the Company’s strategic review of its go-to market channels and the potential outcome of such review; the Company’s focus on the wholesale and food service channels; management’s belief that, upon obtaining near-term financing, initiatives being evaluated will allow the Company to manage its long-term liquidity and increase its cash runway; the availability of other alternatives of generating cash in the short term such as disposing of non-core equipment and certain raw material to extend the current cash runway; the timing and costs of the planned closures of production facilities and restaurants, the continued geographic expansion for VERY GOOD’s products; the Company’s ability to compete; trends and growth expectations in the plant-based industry; the impact of the COVID-19 pandemic on VERY GOOD’s business; the Company’s ability to mitigate turnover; ceasing regular operations at the Victoria Facility (as defined herein), Fairview Facility (as defined herein), and Patterson Facility (as defined herein) and the consolidation of operations into the Rupert Facility (as defined herein; the closure of the Victoria Flagship Store (as defined herein and the timing thereof; and the Company’s ability to remediate the material weakness in its internal controls over financial reporting and the timing of such remediation.

Forward-looking information is based on the Company’s opinions, estimates and assumptions in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company currently believes are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Certain assumptions with respect to, the availability of sufficient financing on reasonable terms to fund VERY GOOD’s capital and operating requirements; the Company’s ability to successfully implement the cost improvement initiatives and measures and achieve their intended benefits; the Company’s ability to manage its liquidity risk, including extending accounts payable and maintaining compliance with the Company’s debt covenants under the Credit Facility (as defined herein), and to continue as a going concern; the Company’s ability to remain listed on The Nasdaq Stock Market LLC (“Nasdaq”); the continued impact of COVID-19; continued growth of the popularity of plant-based foods and, in particular, vegan meat alternatives; the continued strong demand for VERY GOOD’s products; no material deterioration in general business and economic conditions; no material fluctuations of interest rates and foreign exchange rates; the successful placement of VERY GOOD’s products in retail stores, VERY GOOD’s relationship with its suppliers, distributors and third-party logistics providers; the Company’s ability to position VERY GOOD competitively; and the Company’s ability to remediate the material weakness in its internal controls over financial reporting are all material assumptions made in preparing forward-looking information and management’s expectations.

Forward-looking information is based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made and is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. These risks, uncertainties and other factors include, but are not limited to, the Company’s ability to mange its liquidity risk and those set forth in VERY GOOD’s most recent annual information form filed (“AIF”) with Canadian securities regulatory authorities at www.sedar.com and as an exhibit to a Report on Form 6-K filed with the U.S. Securities and Exchange Commission (“SEC”) on April 1, 2022 and is available at www.sec.gov. Moreover, as disclosed in Note 1 of the Company’s condensed interim consolidated financial statements, there are material uncertainties related to events and conditions that may cast significant doubt upon the Company’s ability to raise funds and continue as a going concern. If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information.

The forward-looking information contained in this MD&A represents the Company’s expectations as of June 29, 2022 and is subject to change after such date. VERY GOOD disclaims any intent or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

The Very Good Food Company  |  Management’s Discussion and Analysis

BASIS OF PRESENTATION

The following MD&A is intended to help the reader understand the financial condition and results of the operations of the Company and constitutes management’s review of the factors that affected the Company’s financial and operating performance for the three months ended March 31, 2022. This MD&A has been prepared in compliance with the requirements of National Instrument 51-102—Continuous Disclosure Obligations. This discussion should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three months ended March 31, 2022 and 2021, together with the notes thereto and the audited annual consolidated financial statements for the Company for the years ended December 31, 2021 and 2020 together with the notes thereto, prepared in accordance with International Financial Reporting Standards (“IFRS”). The results for the three-month period ended March 31, 2022, are not necessarily indicative of the results that may be expected for any future period.

Some of the financial measures provided in this MD&A are non-IFRS financial measures that have no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. See “Non-IFRS Financial Measures”, starting on page 14, for more information on the Company’s non-IFRS financial measures and reconciliations thereof.

All amounts in this MD&A are expressed in Canadian dollars, except where otherwise indicated. All references to “we”, “us” or “our” refer to the Company, together with its subsidiaries, on a consolidated basis. The information contained in this MD&A, including forward-looking statements, is current as of June 29, 2022 unless otherwise stated.

The Company has restated the general and administrative expense for the three-month period ended March 31, 2022 in the amount of $1,211,000 to increase such expense from $3,633,691 to $4,844,691. The adjustment related to the correction of an error in the determination of the share-based compensation recovery for the period which reduced the share-based compensation recovery from $2,003,852 to $792,852. As a result of such restatement net loss and comprehensive loss for the three-month period ended March 31, 2022 increased from $8,362,309 and $8,315,787 to $9,573,309 and $9,526,787 respectively. The loss per share for the period increased from $0.07 per common share to $0.08 per common share as a result of the restatement.

Corresponding changes were made to increase the amount of the equity reserve and deficit balances by $1,211,000 in the statements of financial position and changes in equity and to the net loss for the period and share-based compensation (recovery) in the statement of cash flows.

Additional information regarding the Company is available on the SEDAR website for Canadian regulatory filings at www.sedar.com; the EDGAR website for U.S. regulatory filings with the SEC at www.sec.gov; and on the Company’s website at www.verygoodfood.com. Our reference to our website is an inactive textual reference only and accordingly, information contained on the Company’s website shall not be deemed to be a part of this MD&A or incorporated by reference herein.

The Very Good Food Company  |  Management’s Discussion and Analysis

Q1 2022 HIGHLIGHTS

Financial Highlights

	Three months ended March 31,	Three months ended December 31,	Three months ended March 31,
	2022	2021	2021
Revenue by channel
eCommerce	$1,081,360	$3,340,107	$2,185,095
Wholesale	772,919	781,363	345,905
Butcher Shop, Restaurant and Other	164,065	177,452	112,083

	$2,018,344	$4,298,922	$2,643,083
Net loss	$(9,573,309)	$(13,330,908)	$(15,028,576)
Adjusted EBITDA net loss(1)	$(8,462,899)	$(5,014,266)	$(5,396,656)
Loss per share – basic and diluted	$(0.08)	$(0.12)	$(0.15)
Weighted average number of shares outstanding – basic and diluted	118,503,242	115,381,279	97,156,969

(1)	See “Non-IFRS Financial Measures” starting on page 14 for more information on non-IFRS financial measures and reconciliations thereof to the nearest comparable measures under IFRS.

OUR BUSINESS

VERY GOOD is an emerging plant-based food technology company that designs, develops, produces, distributes and sells a variety of plant-based meat and cheese alternatives.

The Company was incorporated on December 27, 2016, under the laws of the province of British Columbia, Canada (“BC”) under its original name “The Very Good Butchers Inc.” The Company changed its name to “The Very Good Food Company Inc.” on October 1, 2019. Our head office is located at 2748 Rupert Street, Vancouver, BC, V5M 3T7 and our registered and records office is located at 800 – 885 West Georgia Street, Vancouver, BC, V6C 3H1.

The common shares in the capital of the Company (the “Common Shares”) trade on the TSX Venture Exchange (the “TSXV”) under the symbol “VERY.V”, the Frankfurt Stock Exchange under the symbol “OSI”, and the Nasdaq under the “VGFC”.

Our Ability to Continue as a Going Concern

The Company has incurred losses since the inception and expects to incur further losses in the development of its business. Whether and when the Company can generate sufficient operating cash flows to pay for its expenditures and settle its obligations as they fall due is uncertain. The Company’s ability to continue as a going concern is dependent on its ability to manage costs, raise additional equity or debt on reasonable terms and/or commence profitable operations in the future. While the Company has been successful in the past in obtaining debt and equity financings, there is no assurance that the Company will be able to do so going forward. The existence of these conditions indicates that there are material uncertainties which may cast significant doubt on the Company’s ability to continue as a going concern.

As of March 31, 2022, the Company had cash and cash equivalents of $6,382,705, a reduction of $15,592,948 from $21,975,653 as of December 31, 2021. This decrease is primarily related to the Company’s greater than expected cash burn during the quarter. As of May 16, 2022, the Company’s cash balance is approximately $3.3 million to settle current accounts payable and accrued liabilities of approximately $6.7 million .Management believes that the company will need to seek additional financing within the coming months in order to fulfil its outstanding obligations and fund ongoing operations and will likely require us to obtain subsequent financings in future periods. In order to address its lack of necessary liquidity, the Company has reduced its cash outflow related to paying trade payables while it evaluates its financing options. The Company is evaluating other alternatives of generating cash in the short term such as disposing of non-core equipment and certain raw material inventory to extend the current cash runway. There can be no assurance that disposing of non-core equipment and certain raw material inventory will be successful. While there is no assurance on the availability of the Company’s future financings, on acceptable terms, or at all, the Company believes it is able to raise capital through financing in the near term to support its new refocused strategy.

The Very Good Food Company  |  Management’s Discussion and Analysis

Nasdaq Listing Notification

On January 11, 2022, VERY GOOD received notification from the Listing Qualifications Department of Nasdaq that, for the previous 30 consecutive business days, the bid price of the Common Shares had closed below the minimum US$1.00 per share requirement for continued inclusion on the Nasdaq pursuant to Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”). The Nasdaq notification has no immediate effect on the listing of the Common Shares. VERY GOOD is also listed on the TSXV and the notification does not affect the Company’s compliance status with such listing.

Under Nasdaq rule 5810(c)(3)(A), VERY GOOD has until July 11, 2022, to regain compliance with the Bid Price Rule. If at any time over this period the bid price of the Common Shares closed at US$1.00 per Common Share or more for a minimum of 10 consecutive business days, VERY GOOD will regain compliance with the Bid Price Rule, unless Nasdaq exercises its discretion and extends the 10-day compliance period.

In the event the Company does not regain compliance with the Bid Price Rule, the Company may be eligible for an additional compliance period of 180 calendar days. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards of the Nasdaq, with the exception of the Bid Price Rule, and will need to provide written notice of its intention to cure the deficiency during this second compliance period. If the Company does not qualify for the additional compliance period, then the Common Shares will be subject to delisting from the Nasdaq, at which time the Company may appeal the delisting determination to a Nasdaq hearings panel.

The Very Good Food Company  |  Management’s Discussion and Analysis

CORPORATE OVERVIEW

Our Business Model

As at March 31, 2022, the Company’s product portfolio consisted of 24 products: 19 products developed under The Very Good Butchers brand and 5 products developed under The Very Good Cheese Co. brand. As at March 31, 2022, our products were produced in four leased facilities located in Victoria, BC, Canada (the “Victoria Facility”), Vancouver, BC, Canada (the “Rupert Facility”), Esquimalt, BC, Canada (the “Fairview Facility”), and Patterson, California, United States (the “Patterson Facility”). In November 2021, the Patterson Facility commenced production by producing Taco Stuff’er, one of our most popular products, on commercial kitchen grade equipment. On May 16, 2022, the Company made a strategic decision to cease regular operations at the Victoria Facility, Fairview Facility, and Patterson Facility and consolidate operations into the Rupert Facility.

We currently distribute and sell our products in all 10 provinces and three territories in Canada and 50 states in the United States through three main revenue channels: (1) wholesale (including food service), (2) eCommerce, and (3) our butcher shop and restaurant located in Victoria, BC (the “Victoria Flagship Store”) (collectively, the “Distribution Network”). On May 16, 2022, the Company made the strategic decision to close the Victoria Flagship Store in Q2 2022.

(1)

Wholesale – VERY GOOD is performing to expectation in the wholesale channels that it currently distributes to and is working on improving its distribution. The Company continues to market its products to a number of large retailers in both Canada and the United States. During Q1 2022, Canadian wholesale accounts included, but were not limited to grocery store chains such as Whole Foods Markets, Thrifty Foods, Country Grocer, Save-On-Foods, Fresh St. Market, Nesters Market, Choices Markets, Safeway, IGA, Farmboy, Goodness Me, Rachelle Bery, Healthy Planet, Loblaws, Sobeys, and Voila; as well as smaller independent grocers. United States wholesale accounts included, but were not limited to, Wegman’s, Harmon’s, PCC, Earth Fare, Erewhon and Metro Markets. Wholesale revenue increased $427,014 (123%) in the three months ended March 31, 2022, compared to the same period in 2021 due to an increase in the number of stores and distribution points as well as increased unit velocities on core and new items.

	Three months ended
	March 31, 2022	March 31, 2021
Wholesale	$772,919	$345,905

See “Our Strategic Progress” section of the AIF for further details.

(2)

eCommerce – Our eCommerce Store, accessible through the Company’s website and Amazon U.S., sells VERY GOOD’s products both individually and in boxed sets. In addition, the Company offers a monthly subscription service which allows customers to receive monthly boxed sets at a discount over a selected period of time. The Company has made a strategic decision to focus on its wholesale and foodservice channels and is evaluating potential exit plans for its eCommerce business.

eCommerce revenue decreased $1,103,735 (51%) in the three months ended March 31, 2022, compared to the same period in 2021 due to the Company’s strategic decision to eliminate digital marketing costs to acquire new customers.

	Three months ended
	March 31, 2022	March 31, 2021
eCommerce	$1,081,360	$2,185,095

The Very Good Food Company  |  Management’s Discussion and Analysis

See “Our Strategic Progress” section of the AIF for further details.

(3)

Victoria Flagship Store – The Victoria Flagship Store was designed to showcase our products, serve as a test kitchen, and be utilized as a marketing and branding tool. On May 16, 2022, the Company made the strategic decision to exit the restaurant channel and intends to close the Victoria Flagship Store in Q2 2022.    The Company no longer plans to open a second flagship store, based in Vancouver, BC (the “Mount Pleasant Flagship Store”).

Operational Update

During the three-month period ended March 31, 2022, VERY GOOD made the strategic shift to focus on sustainable growth and a path to profitability as opposed to solely focusing on top line growth. As part of this shift, VERY GOOD decided to limit its eCommerce sales due to high digital marketing costs to acquire new customers, lowered production throughput and headcount at some locations to manage inventory levels, implemented initiatives such as pausing non-critical capital expenditures and lowering general and administrative expenses.

VERY GOOD intends to continue to focus on the wholesale and food service channels, particularly in the United States, which it views as critical to realizing its vision to scale the Company.

On May 16, 2022, the Company made a strategic decision to cease regular operations at the Victoria Facility, Fairview Facility, and Patterson Facility and consolidate operations into the Rupert Facility. The Company has also decided to close the Victoria Flagship Store in Q2 2022 and no longer plans to open the Mount Pleasant Flagship Store. The Company made these decisions in an effort to create production efficiencies and reduce overhead. The Company is evaluating strategies as to how it can utilize these facilities going forward.

VERY GOOD expects to further right-size its workforce across its corporate business functions as it streamlines operations. It is worth mentioning that the Company has experienced higher than normal turnover over the last quarter and there is a risk of losing some critical talent. The Company is evaluating options as to how to improve employee retention.

Management Changes

On April 4, 2022, VERY GOOD announced that Mitchell Scott’s employment as Chief Executive Officer had been terminated. The Company also announced that James Davison has resigned as Chief Research & Development Officer (the “CRDO”) and as a member of the board of directors of the Company (the “Board of Directors”).

On April 14, 2022, VERY GOOD announced the appointment of three of its functional leaders to executive positions within the Company.

•

Jordan Rogers, formerly the head of Canadian retail sales, who joined VERY GOOD as part of its acquisition of the Lloyd-James Marketing Group Inc., was appointed as the Company’s Chief Commercial Officer.

•	Kevin Callaghan, previously head of US retail sales, was appointed as Vice President of Sales – North America.

•	Parimal Rana, formerly Director of Food Safety & Regulatory and Interim Director of Supply Chain, assumed the role of Vice President of Operations.

All three executives served on the Company’s newly formed executive committee (the “Executive Committee”). The Executive Committee was used temporarily by the Company to review and approve key organizational, financial, operational and strategic decisions for the Company, by drawing upon the collective knowledge, experience, business acumen and skills of the senior management team.

On April 25, 2022, VERY GOOD announced the appointment of a new Interim Chief Executive Officer and director, Matthew Hall. Matthew was a 31-year global senior executive with Nestlé, the world’s largest food and beverage manufacturer. The Company further announced accepting the resignation of Ms. Ana Silva, both from the Board of Directors and her position as President, Interim Chief Financial Officer, and Interim Corporate secretary. Subsequent to quarter end, Dela Salem, a director of the Company, was appointed as the interim co-Chief Executive Officer, to assist with the Company’s management transitions.

Our Refocused Strategy

Matthew started his tenure with the Company as Interim Chief Executive Officer effective May 2, 2022. In the very brief two-week period since his appointment, he has brought transparency to our short term liquidity challenges and has recommended to the Board of Directors a detailed near-term strategy to improve liquidity and endeavor towards profitability

The Very Good Food Company  |  Management’s Discussion and Analysis

This strategy will follow a three-prong approach: (1) Stabilize, (2) Right-Size, and (3) Optimize.

The stabilization prong of this strategy focuses on obtaining capital that will enable the Company to execute on the other two prongs. Mathew will largely focus on the rightsizing and optimization prongs of this strategy while the Board of Directors and strategic advisors work on the stabilization prong. Some initiatives related to our near-term strategy are already approved and in the process of being implemented, including facility consolidation, closure of restaurant operations, and re-focusing of sales away from eCommerce and toward wholesale and food service.

We anticipate that our long-term strategy will continue to center around establishing and maintaining strong relationships with our customers through differentiated products, and our commitment to long-term profitable growth.

COVID-19

Along with businesses globally, VERY GOOD is subject to the continuing risk that COVID-19, and its current and/or any future variants, may impact our results of operations or financial condition through disruptions to our operations including as a result of disruptions in our supply chain and Distribution Network, temporary production suspensions at our production facilities, reduced productivity of our team members or new indoor dining restrictions.

We continue to utilize and refine our health and safety protocols to ensure the health and wellness of our employees and to reduce risk within our facilities and mitigate the direct impacts of COVID-19 including the implementation of a company-wide vaccination policy to mandate COVID-19 vaccination in our facilities as a key element of our safety protocols to maintain a safe work environment. We have required compliance with such policy for all of our team members since December 2021, subject to any special exceptions or other approved reasonable accommodations.

In Q1 2022, our operations continued to be affected by indirect impacts of COVID-19 through delays in the delivery of production equipment and in the approval of building permits for both the Rupert Facility and the Mount Pleasant Flagship Store as well as the tightening of the local labour markets in the areas surrounding the Rupert Facility and the Patterson Facility which made it more challenging to secure the personnel needed to staff operations from time to time. We also encountered challenges posed by unstable supply chains caused by port congestion, freight equipment shortages, higher freight rates and fluctuating prices of raw materials. In addition, we incurred increased costs to implement additional health safety measures, including our mandatory vaccination policy.

COVID-19 continues to have an impact on the global economy, leading to increased inflation and ongoing uncertainty due to the risk of a re-emergence of the virus. As such, the extent of the impact of COVID-19 on future periods will depend on future developments, all which are uncertain and cannot be predicted, including the duration or resurgence of the pandemic, government responses and health and safety measures or directives put in place by public health authorities and sustained pressure on global supply chains causing supply and demand imbalances. See “Risk Factors” section in the AIF for further details.

The Very Good Food Company  |  Management’s Discussion and Analysis

FINANCIAL PERFORMANCE REVIEW

Selected Financial Information

	Three months ended March 31,	Three months ended December 31,	Three months ended March 31,
	2022	2021	2021
Revenue	$2,018,344	$4,298,922	$2,643,083
Procurement expense	(2,661,683)	(2,645,660)	(2,108,963)
Fulfilment expense	(1,917,816)	(4,434,376)	(1,420,827)
General and administrative expense	(4,844,691)	(8,630,775)	(10,522,987)
Marketing and investor relations expense	(1,578,394)	(4,371,771)	(1,746,318)
Research and development expense	(564,518)	(525,873)	(366,020)
Pre-production expense	(244,450)	(345,965)	(842,483)

Operating loss	(9,793,208)	(16,655,498)	(14,364,515)
Finance expense	(1,288,864)	(1,172,470)	(357,030)
Other income (expense)	(20,230)	53,948	(307,031)
Change in fair value of derivative liabilities(1)	1,528,993	7,922,647	—
Impairment of goodwill(2)	—	(3,479,535)	—

Net loss	$(9,573,309)	$(13,330,908)	$(15,028,576)

Adjusted general and administrative expense(3)	$(5,601,619)	$(5,741,337)	$(2,422,255)
Adjusted EBITDA(3)	$(8,462,899)	$(5,014,266)	$(5,396,656)

(1)

On October 19, 2021, the Company issued 7,500,000 common share purchase warrants with an exercise price of US$2.35. Due to the variable nature of the proceeds from exercise of these warrants, the Company recognized a derivative liability of $11,864,649 at the issuance date. The fair value of these liabilities will be revalued at the end of every reporting period and the change in fair value will be reported in profit or loss as a gain or loss on derivative financial instruments.

(2)

During the year ended December 31, 2021, the Company recorded an impairment of goodwill of $3,479,535 on the basis that synergies originally expected from integration with its acquisitions of The Cultured Nut Inc. and Lloyd-James Marketing Group Inc. have not materialized.

(3)	See “Non-IFRS Financial Measures” starting on page 14 for more information on non-IFRS financial measures and reconciliations thereof to the nearest comparable measures under IFRS.

The Very Good Food Company  |  Management’s Discussion and Analysis

Revenue

Revenue by geographic region

	Three months ended March 31,	Three months ended December 31,	Three months ended March 31,
	2022	2021	2021
Canada	$1,308,696	$1,802,495	$1,357,359
United States	705,328	2,494,344	1,285,724
United Kingdom	4,320	2,083	—

Total	$2,018,344	$4,298,922	$2,643,083

Revenue by channel

	Three months ended March 31,	Three months ended December 31,	Three months ended March 31,
	2022	2021	2021
eCommerce	$1,081,360	$3,340,107	$2,185,095
Wholesale	772,919	781,363	345,905
Butcher Shop & Restaurant and Other	164,065	177,452	112,083

Total	$2,018,344	$4,298,922	$2,643,083

Three Months Ended March 31, 2022, compared to December 31, 2021

Revenue decreased $2,280,578 (53%) to $2,018,344 in Q1 2022, compared to $4,298,922 in Q4 2021, which was primarily driven by the reduction in eCommerce revenue as discussed below. VERY GOOD shipped 11,489 eCommerce orders in Q1 2022 compared to 35,823 in the previous quarter. Wholesale revenue remained fairly consistent relative to Q4 2021. eCommerce revenue decreased by $2,258,747 (68%) from $3,340,107 in Q4 2021 due to refocusing of sales away from the eCommerce channel and towards the wholesale channel.

Three Months Ended March 31, 2022, compared to March 31, 2021

Revenue decreased $624,739 (24%) to $2,018,344 in Q1 2022, compared to $2,643,083 in the same period in 2021. The decrease in revenue was driven by a decrease of $1,103,735 in eCommerce sales, offset by an increase of $427,014 in wholesale revenue.

Procurement expense

Procurement expense consists of the cost of raw materials, supplies and inventory packaging, inbound shipping charges, employee wages and benefits, and other attributable overhead expenses incurred in the procurement and manufacturing of the Company’s finished goods. Procurement expense also includes expense associated with the Victoria Flagship Store including food costs, direct labour and other attributable overhead expenses.

The Very Good Food Company  |  Management’s Discussion and Analysis

Three Months Ended March 31, 2022, compared to December 31, 2021

Procurement expense increased $16,023 (1%) to $2,661,683 in Q1 2022, compared to $2,645,660 in Q4 2021. The procurement expense was consistent with the prior quarter, despite a decrease in revenue, mainly due to the fixed procurement costs at the Company’s production facilities, as well as due to the wages and benefits incurred by production staff during the scaled-back production in Q1 2022.

Three Months Ended March 31, 2022, compared to March 31, 2021

Procurement expense increased $552,720 (26%) to $2,661,683 in Q1 2022, compared to $2,108,963 in Q1 2021. The procurement expense increased in 2022 despite a decrease in revenues, mainly due to the fixed procurement costs at the Company’s production facilities, as well as due to the wages and benefits incurred by production staff during the scaled-back production in Q1 2022.

Fulfilment expense

Fulfilment expense represents third-party fulfilment costs for picking and packing of inventory into orders, fulfilment packaging costs, direct fulfilment labor, outbound shipping and freight, and warehousing costs.

Three Months Ended March 31, 2022, compared to December 31, 2021

Fulfilment expense decreased $2,516,560 (57%) to $1,917,816 in Q1 2022, compared to $4,434,376 in Q4 2021. Fulfilment expenses decreased due to a decrease in the number of eCommerce orders shipped. During Q1 2022, VERY GOOD shipped 11,489 eCommerce orders compared to 35,823 in the previous quarter.

Three Months Ended March 31, 2022, compared to March 31, 2021

Fulfilment expense increased $496,989 (35%) to $1,917,816 in Q1 2022, compared to $1,420,827 in Q1 2021. The increase in fulfilment expense was primarily driven by storage and warehousing costs associated with the higher level of inventory on hand compared to the prior year.

General and administrative expense and adjusted general and administrative expense

General and administrative expense are primarily comprised of administrative expenses, selling expenses, salaries, wages and benefits, including associated share-based compensation not directly associated with other functions, non-production rent expense, depreciation and amortization expense on non-production assets and other non-production operating expenses. Administrative expenses include the expenses related to management, accounting, legal, information technology, and other support functions.

Adjusted general and administrative expense is a Non-IFRS measure calculated as total general and administrative expense less share-based compensation and depreciation. See “Non-IFRS Financial Measures” on page 14 for more information on management’s use of adjusted general and administrative expense and a reconciliation thereof to general and administrative expense.

Three Months Ended March 31, 2022, compared to December 31, 2021

General and administrative expense decreased $3,786,084 (44%) to $4,844,691 in Q1 2022, compared to $8,630,775 in Q4 2021. Excluding share-based compensation and depreciation expense, adjusted general and administrative expense decreased $139,718 (2%) to $5,601,619 in Q1 2022 compared to $5,741,337 in Q4 2021. The decrease in adjusted general and administrative expense was primarily driven by a decrease in salaries and wages.

Three Months Ended March 31, 2022, compared to March 31, 2021

General and administrative expense decreased $5,678,296 (54%) to $4,844,691 in Q1 2022 compared to $10,522,987 in Q1 2021. Excluding share-based compensation and depreciation expense, adjusted general and administrative expense increased $3,179,364 (131%) to $5,601,619 in Q1 2022, compared to $2,422,255 in Q1 2021. The increase in adjusted general and administrative expense was primarily driven by increased legal and professional fees of $760,245, increased insurance fees of $643,215 due to increases in director and officer insurance as a result of the Company’s Nasdaq listing, increased wages and benefits of $697,782 due to higher head count, increased recruiting fees of $164,624 attributed to growing the sales team, and increased general office expenses such as supplies and software licenses of $321,796.

The Very Good Food Company  |  Management’s Discussion and Analysis

Marketing and investor relations expense

Three Months Ended March 31, 2022, compared to December 31, 2021

Marketing and investor relations expense decreased $2,793,377 (64%) to $1,578,394 in Q1 2022, compared to $4,371,771 in Q4 2021. The decrease in marketing and investor relations expense was mainly due to a decrease of $2,359,549 in digital marketing expenses related to customer acquisition, and a decrease in investor relations expense of $319,507.

Three Months Ended March 31, 2022, compared to March 31, 2021

Marketing and investor relations expense decreased $167,924 (10%) to $1,578,394 in Q1 2022, compared to $1,746,318 in Q1 2021. The decrease in marketing and investor relations expense was mainly due to a decrease of $361,033 in marketing initiatives relating to customer acquisition and a decrease of $47,851 in investor relation expenses. These decreases were partly offset by an increase of $211,659 in wages and benefits due to a higher head count in the marketing team compared to the prior year.

Pre-production expense

Pre-production expense includes wages and benefits, right-of-use assets and property and equipment depreciation expense and other operating expense related to the commissioning of the Rupert Facility, the Patterson Facility, the newly located Victoria Flagship Store, which we intend to close in Q2 2022 and the previously planned Mount Pleasant Flagship Store, which we are no longer intending to open. These types of expenses will be included as part of procurement expense to the extent these sites are in operation.

Three Months Ended March 31, 2022, compared to December 31, 2021

Pre-production expense decreased $101,515 (29%) to $244,450 in Q1 2022, compared to $345,965 in Q4 2021. Pre-production expense decreased as scaling of existing and new SKU’s wound down and products were commercially launched.

Three Months Ended March 31, 2022, compared to March 31, 2021

Pre-production expense decreased $598,033 to $244,450 in Q1 2022, compared to $842,483 in Q1 2021 due to the Company taking possession of the Rupert Facility in January 2021 and not beginning production at the Rupert Facility until May 2021.

QUARTERLY RESULTS

The following table presents certain unaudited financial information for each of the eight quarters up to and including the quarter ended March 31, 2022. The information has been derived from our unaudited quarterly condensed interim consolidated financial statements.

	Three Months Ended
	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021
Revenue	$2,018,344	$4,298,922	$2,536,097	$2,780,681
Net loss	$(9,573,309)	$(13,330,908)	$(13,699,706)	$(12,500,733)
Comprehensive loss	$(9,526,787)	$(13,334,419)	$(13,724,506)	$(12,496,272)
Loss per share (basic and diluted)	$(0.08)	$(0.12)	$(0.13)	$(0.13)

The Very Good Food Company  |  Management’s Discussion and Analysis

	Three Months Ended
	March 31, 2021	December 31, 2020	September 30, 2020 (1)	June 30, 2020
Revenue	$2,643,083	$1,836,682	$1,373,814	$1,087,790
Net loss	$(15,028,576)	$(5,813,132)	$(4,497,027)	$(2,418,665)
Comprehensive loss	$(15,024,102)	$(5,806,392)	$(4,497,107)	$(2,418,665)
Loss per share (basic and diluted)	$(0.15)	$(0.06)	$(0.06)	$(0.05)

Revenue has increased over the last eight quarters, other than Q1 2022 and Q3 2021. In Q1 2022 revenues decreased due to lower eCommerce sales which was a direct result of the Company’s strategic decision to eliminate digital marketing costs to acquire new customers. Sales growth has been achieved in wholesale channels in Canada and the United States. The Company began making significant efforts to increase its production capacity in H2 2020 with the addition of the Patterson Facility. Ramp-up continued throughout 2021, with the addition of the Rupert Facility in January 2021, the commissioning of the first line at the Rupert Facility (“Rupert Line 1”) in April 2021 and the commencement of commercial production on Rupert Line 1 in June 2021. The Company also partnered with new third party logistics providers to extend its reach in North America. The Company also incurred higher general and administration expense to build out its teams in Victoria, Vancouver and California to support this growth with the hiring of employees, increased office expense, recruitment fees, information technology and licensing cost. High marketing cost necessary to support the eCommerce business in combination with financing costs associated with the Company’s various financings have also had a significant drag on its profitability. Further fluctuations in net loss have been impacted by the timing and amount of share-base compensation expense related to the fair value of stock options (“Options”) and common share purchase warrants granted by the Company. After investing heavily in the infrastructure build-out required to support the Company’s business as a public company in Canada and in the United States, the Company announced that it was shifting to finding opportunities to maximize its efficiency and leverage in general and administrative expenses. See “Corporate Overview—Operational Update” above.

NON-IFRS FINANCIAL MEASURES

Non-IFRS financial measures are metrics used by management that do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.

Adjusted EBITDA

Management defines adjusted EBITDA as net loss before finance expense, tax, depreciation and amortization, share-based compensation and other non-cash items, including impairment of goodwill, loss on disposal of equipment, loss on termination of leases, and shares, units and warrants issued for services. Management believes adjusted EBITDA is a useful financial metric to assess its operating performance because it adjusts for items that either do not relate to the Company’s underlying business performance or that are items that are not reasonably likely to recur.

	Three months ended March 31,	Three months ended December 31,	Three months ended March 31,
	2022	2021	2021
Net loss as reported	$(9,573,309)	$(13,330,908)	$(15,028,576)
Adjustments:
Depreciation	615,385	480,272	329,484
Impairment of goodwill	—	3,479,535	—
Loss on disposal of equipment	—	—	19,882
Gain on termination of lease[1]	(987)	—	(1,361)
Finance expense	1,288,864	1,157,411	357,030
Share-based compensation (recovery)	(792,852)	3,199,424	8,774,009
Shares, units and warrants issued for services	—	—	152,876

Adjusted EBITDA	$(8,462,899)	$(5,014,266)	$(5,396,656)

[1]

During the three months ended March 31, 2022, the Company terminated 2 lease agreements and recognized a $987 gain on termination of lease. During the three months ended March 31, 2021, the Company terminated 1 lease agreement and recognized a $1,361 gain on termination of lease.

The Very Good Food Company  |  Management’s Discussion and Analysis

Adjusted General and Administrative Expense

Management defines adjusted general and administrative expense as general and administrative expense excluding non-cash items such as share-based compensation and depreciation expense. Management believes adjusted general and administrative expense provides useful information as it represents the corporate costs to operate the business excluding any non-cash items.

	Three months ended March 31,	Three months ended December 31,	Three months ended March 31,
	2022	2021	2021
General and administrative expense	$(4,844,691)	$(8,630,775)	$(10,522,987)
Adjustments:
Share-based compensation (recovery)	(846,012)	2,808,617	8,067,970
Depreciation	89,084	80,821	32,762

Adjusted general and administrative expense	$(5,601,619)	$(5,741,337)	$(2,422,255)

LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2022, the Company had cash and cash equivalents of $6,382,705, a reduction of $15,592,948 from $21,975,653 as of December 31, 2021. This decrease is primarily related to the Company’s greater than expected cash burn during the quarter. As of May 16, 2022, the Company’s cash balance is approximately $3.3 million to settle current accounts payable and accrued liabilities of approximately $6.7 million .Management believes that it will need to seek additional financing within the coming months in order to fulfil its outstanding obligations and fund ongoing operations and will likely require us to obtain subsequent financings in future periods. In order to address its lack of necessary liquidity, the Company has reduced its cash outflow related to paying trade payables while it evaluates its financing options. The Company also is evaluating other alternatives of generating cash in the short term such as disposing of non-core equipment and certain raw material inventory to extend the current cash runway. There can be no assurance that disposing of non-core equipment and certain raw material inventory will be successful. While there is no assurance on the availability of the Company’s future financings, on acceptable terms, or at all, the Company believes it is able to raise capital through financing in the near term to support its new refocused strategy.

On June 2, 2022, the Company completed a private placement for gross proceeds of approximately USD$6,500,000 (the “Offering”). Pursuant to the Offering, the Company issued 13,100,000 common shares of the Company (“Shares”) at a purchase price of US$0.20 per Share, 19,400,000 common share equivalents (“Common Share Equivalents”) which entitle the holder to purchase 19,400,000 Shares at a price of $0.0001 per Common Share and 32,500,000 warrants (“Warrants”) to purchase 32,500,000 Shares at a price of US$0.2582 per Share. The Warrants are exercisable for a period of five years from issuance. In connection with the financing, the Company paid a cash commission equal to 5.5% of the gross proceeds of the Offering.

As disclosed in Note 1 of the Company’s condensed interim consolidated financial statements, there are material uncertainties related to events and conditions that may cast significant doubt upon the Company’s ability to raise funds and continue as a going concern.

Credit Facility

In June 2021, the Company entered into a senior secured credit facility (the “Credit Facility”) with Waygar Capital Inc., as agent for Ninepoint Canadian Senior Debt Master Fund L.P. The Credit Facility consists of a $20 million revolving line of credit (the “Revolving Line of Credit”) and a $50 million senior secured asset backed term loan (the “Term Loan”). All amounts drawn are subject to specific borrowing requirements and under the Credit Facility will pay interest at a rate of 9.95% per annum and will be repaid in full upon maturity. The Credit Facility has a term of 24 months with an option to renew, upon mutual consent, for another 12 months and is secured by a first-priority security interest on substantially all of VERY GOOD’s assets (refer to Note 11 of condensed interim consolidated financial statements). The amount we may draw under the term loan at any given time is tied to a prescribed proportion of the appraised value of our eligible equipment from time to time. Only certain equipment may be financed, and no value is given for equipment installation costs. As at March 31, 2022, a total of $6,407,990 is outstanding under the Credit Facility, net of an unamortized discount of $90,829, and $39,847 is outstanding for interest and $2,092 is outstanding for unused line fee, which is included in accounts payable and accrued liabilities.

We may fail to comply with our debt covenants under our Credit Facility if we are not able to maintain a specified cash coverage ratio with respect to interest payments that is tested on a quarterly basis. In addition, our Credit Facility requires us to meet certain EBITDA targets, as adjusted from time to time, on a quarterly basis. If we fail to satisfy our debt covenants and our lenders are unwilling to waive non-compliance, we would be in default under our Credit Facility and our indebtedness may be accelerated. Accordingly, we will need to raise additional equity or debt financing, and/or re-negotiate the Credit Facility, to the extent available to us, to continue to operate and expand our business. There is no assurance that any financing will be available to the Company or, if a financing is available, that such will be on terms and conditions acceptable to the Company. See “Risk Factors” in the AIF.

The Very Good Food Company  |  Management’s Discussion and Analysis

The following table summarizes our cash flows as at March 31, 2022 and 2021:

	Three months ended March 31
	2022	2021
Operating activities	$(12,380,074)	$(4,676,643)
Investing activities	(2,174,077)	(5,252,352)
Financing activities	(1,096,342)	2,064,398
Effect of foreign exchange on cash and cash equivalents	57,545	992

Net changes in cash and cash equivalents	$(15,592,948)	$(7,863,605)

Operating activities

Net cash used in operating activities for three months ended March 31, 2022, was $12,380,074 compared to $4,676,643 in Q1 2021 as a result of the net loss for the period of $9,573,309; an increase in non-cash working capital of $2,388,182, a recovery of non-cash share-based compensation of $792,852 and change in fair value of derivative liabilities of $1,528,994, partially offset by finance expense of $1,288,864 and depreciation of $615,385. The increase in working capital was largely due to an increase in inventory of $2,011,317, which was offset by a decrease in accounts receivable, prepaid and deposits and accounts payable and accrued liabilities of $335,247, $1,558,936 and $2,247,742, respectively. During the period ended March 31, 2021, net cash used in operating activities was $4,676,643 as a result of the net loss for the period of $15,028,576, partially offset by a change in non-cash working capital of $715,293, non-cash expense related to share-based compensation of $8,774,009, finance expense of $361,750, depreciation of $329,484 and Common Shares and units issued for services of $152,876.

Investing activities

Net cash used in investing activities for the three months ended March 31, 2022, was $2,174,077 primarily attributed to capital expenditures and leasehold improvements incurred for the commissioning of the Rupert Facility and Patterson Facility and acquisition of right-of-use assets of $308,934 for equipment leased for Rupert Facility and Patterson Facility. During the period ended March 31, 2021, net cash used in investing activities was $5,252,352 relating to capital expenditures and leasehold improvements incurred for the commissioning of the Rupert Facility. In addition, the Company paid $1,250,000 for the acquisition of The Cultured Nut Inc. and Lloyd-James Marketing Group Inc. in Q1 2021.

Financing activities

Net cash used in financing activities for the three months ended March 31, 2022, was $1,096,342 mainly due to payments of lease liabilities of $649,634, repayment of loans payable and other liabilities of $364,302, and interest payment of $119,144; this was partially offset by $5,000 received from the exercise of stock options and $31,738 of advances received from the Credit Facility. During the period ended March 31, 2021, net cash received from financing activities was $2,064,398 mainly due to $2,152,484 received from proceeds from the exercise of common share purchase warrants, $55,875 received from the exercise of Options and $143,961 incurred for lease liabilities payments.

During the three months ended March 31, 2022, the Company received a total of $31,738 pursuant to the Credit Facility. During the three months ended March 31, 2022, the Company recognized interest and accretion expense on the Credit Facility fee payable of $42,896 and interest expense of $113,780 related to the Revolving Line of Credit and Term Loan. The Company also incurred an unused line of credit fee of $6,134. As at March 31, 2022, $39,847 is outstanding for interest and $2,092 is outstanding for unused line of credit fees, which are included in accounts payable and accrued liabilities.

The Company incurred debt financing costs totalling $5,303,563, which will be amortized over the term of the Credit Facility at the effective interest rate. During the three months ended March 31, 2022, the Company recognized accretion expense of the deferred financing costs of $767,927. As at March 31, 2022, the remaining carrying value of the deferred financing costs was $3,156,816.

The Very Good Food Company  |  Management’s Discussion and Analysis

Prospectus Offerings and Registration Statement Use of Proceeds

On October 5, 2021, the Company filed a Form F-10 registration statement (File No. 333-260064) (the “F-10 Registration Statement”) which was made effective by the SEC on October 8, 2021 and registered $100,000,000 (US$79,026,394.80) of an indeterminate amount of common shares, warrants, debt securities, subscriptions receipts and units. Pursuant to this F-10 Registration Statement, on October 19, 2021, the Company closed a registered direct offering (the “October 2021 Offering”) with certain U.S. institutional investors for the purchase and sale of an aggregate of 15,000,000 units of the Company consisting of one Common Share and one half of one Common Share purchase warrant (each, an “October 2021 Unit”) at a price of US$2.00 per October 2021 Unit for gross proceeds of $37,078,200 (US$30,000,000). The October 2021 Offering was fully subscribed and the lead placement agents were A.G.P./Alliance Global Capital and Roth Capital Partners, with placement agent fees totaling $2.2 million (US$1.8 million). In addition, there were estimated expenses for the October 2021 Offering totaled $617,970 (US$500,000), consisting of regulatory filing fees, transfer agent costs, professional advisory fees, auditor review, and legal fees and expenses. The net proceeds from the October 2021 offering after deducting these expenses was $34,335,242 (US$27.7 million). The 15,000,000 October 2021 Units sold in this transaction remain the only securities sold in connection with the F-10 Registration Statement. The following table provides an update on the anticipated use of proceeds raised in the October 2021 Offering, along with amounts expended. None of the payments listed in the table below constitute direct or indirect payments to directors, officers, general partners of the issuer or their associates; to persons owning 10% or more of any class of the issuer’s equity securities; and to affiliates of the issuer. With the exception of salary payments to directors and officers as part of the general corporate and other working capital expense.

	Proposed Use of Proceeds	Approximate Use of Proceeds to March 31, 2022
Scale operations	$12,977,370	$4,711,375
Expand geographical reach	3,337,038	21,501
Accretive acquisitions within plant-based food sector	3,707,820	—
Research & development	3,089,850	621,891
Marketing initiatives	4,325,790	3,723,615
General corporate & other working capital	7,415,640	19,356,173
Offering expenses and placement agent fee	2,224,692	$2,742,958

Total	$37,078,200	$31,177,513

OUTSTANDING COMMON SHARES, OPTIONS AND WARRANTS

The Company is authorized to issue an unlimited number of Common Shares. The table below outlines the number of issued and outstanding Common Shares, common share purchase warrants and Options as at the dates indicated.

	As at May 16,	As at March 31,	As at December 31,
	2022	2022	2021
Common Shares	118,503,464	118,503,464	118,498,464
Warrants	13,064,081	13,064,081	13,663,058
Options	6,172,484	7,367,230	8,512,206

Common Shares

Common Shares increased by 5,000 during three months ended March 31, 2022, due to Common Shares issued for Options exercised.

Warrants

Common share purchase warrants decreased by 0.6 million during the three months ended March 31, 2022, primarily due to expired common share purchase warrants.

The Very Good Food Company  |  Management’s Discussion and Analysis

Options

Options decreased by 1.1 million during the three months ended March 31, 2022, due to the following transactions:

•	5,000 Options exercised; and

•	1.1 million Options cancelled.

OFF-BALANCE SHEET AGREEMENTS

The Company does not have any off-balance sheet arrangements such as obligations under guaranteed contracts, a retained or contingent interest in assets transferred to an unconsolidated entity, any obligation under derivative instruments or any obligation under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company or engages in leasing or hedging services with the Company.

FINANCIAL RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors is responsible for approving and monitoring the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Contractual Obligations and Material Cash Requirements

The following is an analysis of the contractual maturities of the Company’s non-derivative financial liabilities and material cash requirements as at March 31, 2022. As at March 31, 2022, the Company has $6,382,705 (December 31, 2021 - $21,975,653) of cash and cash equivalents. The Company is obligated to pay accounts payable and accrued liabilities, the current portion of the lease liabilities, and the current portion of loans payable and other liabilities with a carrying amount of $9,295,930 (December 31, 2021 - $10,906,738) and contingent consideration of $1,048,000 within the next year. Also see “Our Business – Our ability to continue as a going concern”.

March 31, 2022	Within 1 year	Between 1 - 2 years	More than 2 years*
Accounts payable and accrued liabilities	$6,505,933	$—	$—
Loans payable and other liabilities	1,180,352	5,227,638	—
Financing arrangements	414,515	198,735	—
Lease liabilities	1,211,299	1,302,956	15,951,105
Contingent consideration on acquisitions[1]	1,048,000	—	—

	$10,360,000	$6,729,329	$15,951,105

December 31, 2021	Within 1 year	Between 1 - 2 years	More than 2 years*
Accounts payable and accrued liabilities	$8,109,161	$—	$—
Loans payable and other liabilities	1,151,945	5,181,411	—
Financing arrangements	815,654	298,103	—
Lease liabilities	849,935	912,090	15,852,368
Contingent consideration on acquisitions[1]	1,048,000	—	—

	$11,974,695	$6,391,604	$15,852,368

*	See Note 10 of the condensed interim consolidated financial statements for an analysis of the future minimum lease payments of the lease liabilities due in more than 2 years.
[1]

Contingent on the successful achievement of certain milestones related to the integration of The Cultured Nut Inc. and Lloyd-James Marketing Group Inc. over a 12-month period from the acquisition dates of February 23, 2021 and March 11, 2021, respectively. As of May 16, 2022, the Company has paid $750,000 in contingent consideration related to the acquisition of The Cultured Nut Inc.

The Very Good Food Company  |  Management’s Discussion and Analysis

Interest Risk

The Company’s exposure to interest risk relates to its investment of surplus cash and cash equivalents, including restricted and unrestricted short-term investments. The Company may invest surplus cash in highly liquid investments with short terms to maturity and would accumulate interest at prevailing rates for such investments. At March 31, 2022, the Company had cash and cash equivalents of $6,382,705 (December 31, 2021 - $21,975,653) and a 1% change in interest rates would increase or decrease interest income by approximately $64,000 (December 31, 2021 - $220,000).

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, security deposits, accounts receivable and loan to related party. The carrying amount of cash and cash equivalents, security deposits, trade and other receivables and loan to related party represent the maximum exposure to credit risk, and as at March 31, 2022, this amounted to $11,306,299 (December 31, 2021 - $27,833,734).

The Company’s cash and cash equivalents are held through large Canadian financial institutions and no losses have been incurred in relation to these items. The Company’s receivables are comprised of trade accounts receivable and GST receivable. At March 31, 2022, the Company has $165,133 (December 31, 2021 - $90,822) in trade accounts receivable outstanding over 60 days, of which the Company has recognized an allowance for doubtful accounts of $146,044 (December 31, 2021 - $41,350).

Concentration of Credit Risk

Concentration of credit risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. The Company recorded sales from three wholesale distributors of the Company representing 21% (2021 - 12%) of total revenue during the three months ended March 31, 2022. Of the Company’s trade receivables outstanding at March 31, 2022 and December 31, 2021, 68% and 58% are held with five customers of the Company, respectively.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to pay financial instrument liabilities as they come due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements.

To date, the Company has been able to rely on the public equity markets and private debt to provide the necessary capital for it to maintain existing operations and fund expansion opportunities. The Company manages its capital structure and adjusts based on the funds available to the Company. The Board of Directors works with management and ultimately oversees and approves key decisions related to sustainability and future development of the business.

With the change in the sentiment in the public equity markets in recent months, the Company is making some significant pivots in its strategy to adapt to this new environment. The Company is transitioning from a focus on top line growth, to a focus of balancing top line growth and profitability. As discussed in “Corporate Overview—Operational Update” above, VERY GOOD has temporarily lowered production throughput and headcount to manage inventory levels and implemented initiatives such as pausing non-critical capital expenditures and lowering general and administrative expenditures, to manage both short and long-term liquidity and to establish a path towards profitability.

As of March 31, 2022, the Company had cash and cash equivalents of $6,382,705 (December 31, 2021 - $21,975,653) to settle current non-derivative financial liabilities of $10,352,761 (December 31, 2021 - $11,986,875). See “Risk Factors” in the AIF. Also see “Our Business – Our ability to continue as a going concern”.

The Very Good Food Company  |  Management’s Discussion and Analysis

Foreign Currency Risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts receivable, accounts payable and accrued liabilities, and deferred revenue that are denominated in US dollars. As at March 31, 2022, a 10% appreciation of the Canadian dollar relative to the US dollar would have decreased the net foreign currency denominated financial assets and foreign exchange loss by approximately $294,193 (December 31, 2021 – $1,398,296). A 10% depreciation of the Canadian dollar relative to the US dollar would have had the equal but opposite effect.

Commodity Price Risk

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of raw materials to determine the appropriate course of action to be taken by the Company.

Equity Price Risk

In recent years, securities markets have experienced extremes in price and volume volatility. The market price of securities of many early-stage companies, among others, have experienced fluctuations in price which may not necessarily be related to the operating performance, underlying asset values or prospects of such companies. It may be anticipated that any market for the Common Shares will be subject to market trends generally and the value of the Common Shares on a stock exchange may be affected by such volatility.

The Very Good Food Company  |  Management’s Discussion and Analysis

Fair Value of Financial Instruments

At March 31, 2022, the carrying value of the Company’s cash and cash equivalents, accounts receivable, loan to related party, deposits, accounts payable and accrued liabilities, and loans payable and other liabilities, all of which are carried at amortized cost, approximate their fair value given their short-term nature or discount rate applied. The Company does not have any financial instruments measured at fair value in the consolidated statement of financial position, except for its contingent consideration, which was estimated at fair value as part of the purchase price allocations and for which there has been no change in fair value to March 31, 2022, and derivative liabilities, which was estimated at fair value using the Black-Scholes option pricing model (“Black-Scholes”).

RELATED PARTY TRANSACTIONS

The Company’s key management personnel have the authority and responsibility for planning, directing, and controlling the activities of the Company and consists of the Company’s executive management team and directors. Compensation was as follows:

	Three months ended March 31,
	2022	2021
Salaries incurred to key management personnel	$211,857	$371,154

Directors fees	20,151	6,000

Share-based compensation (recovery)	(949,048)	5,307,333

Total related party transactions	$(717,040)	$5,684,487

The following is a summary of the significant related party balances:

As at	March 31, 2022	December 31, 2021
Due from the former CRDO and former Director	$409,326	$410,268

On November 16, 2021, the Company entered into loan agreements with its former Chief Executive Officer (“CEO”), Mitchell Scott, and its former CRDO, James Davison, to provide individual loans in the amounts of $750,000 and $500,000 to the former CEO (the “former CEO Loan”) and former CRDO (the “former CRDO Loan” and together with the former CEO Loan, the “Loans”), respectively. With the express consent of the former CEO and former CRDO, the Loans were amended on November 23, 2021, such that all accrued principal and interest under the former CEO Loan was immediately due and payable and the former CRDO Loan is due and payable within 60 days. Until repayment, the Loans continue to bear interest at a rate of 9% per annum, payable monthly, and, if for any reason a Loan is not paid in full on or before January 18, 2022, the Loan will be secured by certain financial assets commencing on such date. The former CEO Loan was repaid in full as at December 31, 2021, and the Company received interest of $2,772. The former CRDO Loan provides for scheduled repayments prior to maturity. As at March 31, 2022, the former CRDO repaid $90,674 and the Company accrued interest of $14,418, which was included in accounts receivable.

On February 4, 2022, the Company entered into a share pledge agreement with the former CRDO whereby the former CRDO pledged 1,000,000 Common Shares (“Pledged Shares”). Subsequent to the three months ended March 31, 2022, the former CRDO Loan was repaid in full.

The Very Good Food Company  |  Management’s Discussion and Analysis

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities and contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the period. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised. Actual results may differ from these judgements, estimates and assumptions. While our significant accounting policies are more fully described in our annual consolidated financial statements, we believe that the following accounting policies and estimates are critical to our business operations and understanding our financial results.

The following are the key judgements and sources of estimation uncertainty that we believe could have the most significant impact on the amounts recognized in our condensed interim consolidated financial statements.

The determination of the ability of the Company to continue as a going concern is a key area of judgment applied in the preparation of the consolidated financial statements as discussed above in note 1 of the condensed interim consolidated financial statements. Amortization of right-of-use assets and property and equipment are dependent upon the estimated useful lives, which are determined through the exercise of judgment. The assessment of any indicators of impairment of these assets is dependent upon judgments that take into account factors such as economic and market conditions and the useful lives of assets.

Share-based compensation

The Company utilizes the Black-Scholes to estimate the fair value of Options and common share purchase warrants granted to directors, officers, employees and service providers. The use of Black-Scholes requires management to make various estimates and assumptions that impact the value assigned to the Options including the forecast future volatility of the stock price, the risk-free interest rate, dividend yield and the expected life of the Options. Any changes in these assumptions could have a material impact on the share-based compensation calculation value.

Business combinations

Judgment is used in determining whether an acquisition is a business combination or an asset acquisition and assessing whether the amounts paid on achievement of milestones represents contingent consideration or compensation for post-acquisition services. Contingent consideration that is classified as a liability is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognised in profit or loss. Accounting for acquisitions requires estimates with respect to the fair value of the assets acquired and liabilities assumed.

Impairment of non-financial assets

The Company assesses impairment of non-financial assets such as goodwill, right-of-use assets, and property and equipment. In assessing impairment, management estimates the recoverable amount of each asset or cash generating unit (“CGU”) based on expected future cash flows. When measuring expected future cash flows, management makes assumptions about future growth of profits which relate to future events and circumstances. Actual results could vary from these estimated future cash flows. Estimation uncertainty relates to assumptions about future operating results and the application of an appropriate discount rate.

Goodwill is subject to impairment testing on an annual basis. However, if indicators of impairment are present, the Company will review goodwill for impairment when such indicators arise. In addition, at each reporting period, the Company reviews whether there are indicators that the recoverable amount of long-lived assets may be less than their carrying amount.

At December 31, 2021, the Company determined that the goodwill associated with both The Cultured Nut Inc. and Lloyd-James Marketing Group Inc. acquisitions was impaired and goodwill of $2,422,916 and $1,056,619 respectively was expensed. Goodwill and long-lived assets are reviewed for impairment by determining the recoverable amount of each CGU or groups of CGUs to which the goodwill or long-lived assets relate. Management estimated at year end that the recoverable amount of the CGUs based on value-in-use (“VIU”) was nil. The VIU calculations are based on expected future cash flows. When measuring expected future cash flows, management makes key assumptions about future growth of profits which relate to future events and circumstances. Estimation uncertainty relates to assumptions about future operating results and the application of an appropriate discount rate. Actual results could vary from these estimates which may cause significant adjustments to the Company’s goodwill or long-lived assets in subsequent reporting periods.

The Very Good Food Company  |  Management’s Discussion and Analysis

Leases

The lease liability and right-of-use asset valuation is based on the present value of the lease payments over the lease term. The lease term is determined as the non-cancellable term of the lease, which may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The Company applies judgment in evaluating whether it is reasonably certain whether or not to exercise the option to extend or terminate the lease, and any modifications to the lease term will result in the revaluation of the lease. The present value of the lease payments is dependent on the Company’s estimate of its incremental borrowing rates.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

The following IFRS standards have been recently issued by the International Accounting Standards Board. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Amendments to IAS 1: Classification of Liabilities as Current or Non-Current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount tor timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of this amendment on the Company’s consolidated financial statements.

RISKS AND UNCERTAINITIES

VERY GOOD is subject to a number of risks and uncertainties related to its businesses that may have adverse effects on its results of operations and financial position. Details on some of these can be found in VERY GOOD’s most recent AIF filed with Canadian securities regulatory authorities at www.sedar.com and with the SEC at www.sec.gov. Readers should carefully review and evaluate these risk factors together with all of the other information contained in this discussion and analysis. Furthermore, it should be noted that the risk factors described in the AIF are not the only risk factors facing VERY GOOD and it may be subject to risks and uncertainties not described therein or that it is not presently aware of or that it may currently deem insignificant.

BOARD APPROVAL

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee. The Audit Committee meets periodically with management and annually with the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders of the Company.

The Board of Directors has approved the financial statements and the disclosure contained in this MD&A.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. Management is responsible for establishing adequate policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of the Company; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are being made in accordance with authorisations of management and the Board of Directors; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

The Very Good Food Company  |  Management’s Discussion and Analysis

The Company determined that a material weakness in internal control over financial reporting existed as of December 31, 2021 as a result of misstatements identified by the Company’s auditors during their audit of the consolidated financial statements as of and for the year then ended. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented or detected on a timely basis. The material weakness resulted from a lack of review of journal entries and insufficient management review of accounts and balances in the preparation of the consolidated financial statements. The misstatements were corrected in the December 2021 consolidated financial statements and there is no material effect on previously issued financial statements however, the material weakness remains as of May 16, 2022.

Due to several vacancies within the accounting department and high turnover at the very senior leadership level within the finance department, VERY GOOD has not been able to remediate the material weakness in its internal controls over financial reporting.

The Company plans to remediate this matter, including designing and operating enhanced management review controls over accounts and balances as part of the financial close process in future periods. Successful remediation requires further assessment of the skills and resources in the Company’s finance function as well as an evaluation of the Company’s financial close process.

CONTROLS CERTIFICATION

The Company’s Interim Co-Chief Executive Officer in such capacity (as well as in the capacity as Chief Financial Officer) (the “Certifying Officer”), has designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that: material information relating to the Company is made known to the Certifying Officer by others, particularly during the period in which the annual and interim filings are being prepared; and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarised and reported within the time period specified in securities legislation.

The Certifying Officer has designed, or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company is required to disclose herein any change in the Company’s internal controls over financial reporting that occurred during the period beginning on January 1, 2022, and ending on March 31, 2022, that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting. During the period, the Company designed and implemented the Company’s disclosure controls and procedures framework based on the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

It should be noted that a control system, including the Company’s disclosure and internal controls and procedures, no matter how well conceived can provide only reasonable, but not absolute assurance that the objectives of the control system will be met, and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.